UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September 2017

Commission File Number: 001-35976

Luxoft Holding, Inc

(Translation of registrant’s name into English)

Gubelstrasse 24
6300 Zug, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

EXPLANATORY NOTE

On September 28, 2017, Luxoft Holding, Inc (the “Company”) announced the completion of the acquisition of Unafortis AG, a Swiss corporation (“Unafortis”), pursuant to a Share Purchase Agreement, dated as of September 27, 2017 (the “Agreement”), by and among Luxoft Global Operations GmbH, a Swiss limited liability company and the Company’s wholly-owned subsidiary (the “Purchaser”), André Pierre Müller, Dino Duelli, Olaf Hermann, Königstein Holding AG, a Swiss corporation, and Ronald Roccioletti (collectively, the “Sellers”). Pursuant to the Agreement, the Purchaser acquired 100% of the registered shares, nominal value CHF 0.01, of Unafortis (the “Shares”).

The initial consideration for the sale and purchase of the Shares upon closing was CHF 15.7 million paid in cash upon closing (the “Preliminary Initial Consideration”), subject to post-closing adjustments set forth in the Agreement based on the final determination of the net debt and net working capital of Unafortis. In addition, (i) CHF 1.0 million will be paid in cash to the Sellers (the “Milestone Payment”) upon achievement of certain strategic milestones for the Company’s business unit into which Unafortis will incorporate (the “Avaloq Practice”) and (ii) a series of deferred cash payments (the “Deferred Consideration”) will be made to the Sellers, contingent upon the achievement of certain financial performance milestones by the Avaloq Practice for the period from October 1, 2017 to March 31, 2020, which amounts are not determinable at this time. The Company guarantees the payment of the Milestone Payment and the Deferred Consideration to the Sellers by the Purchaser in accordance with and subject to the terms of the Agreement. The Sellers agreed to certain restrictive covenants, including non-competition and non-solicitation during restricted periods of up to three years, as applicable. The Purchaser and the Sellers have each provided certain customary representations and warranties in the Agreement. The Sellers agreed to indemnify Unafortis and the Purchaser for any breach of the Agreement as set forth therein, including, but not limited to, breaches of representations and warranties.

A copy of the Press Release titled “Excelian, Luxoft Financial Services Launches Global Avaloq Practice following Acquisition of UNAFORTIS” is furnished as Exhibit 99.1 herewith.

Other than as indicated below, the information in this Form 6-K (including in Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Information included in this Report on Form 6-K (excluding Exhibit 99.1) is hereby incorporated by reference into the Company’s Registration Statements on Form S-8, File Nos. 333-208962, 333-200679 and 333-190301 and to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated September 28, 2017 titled “Excelian, Luxoft Financial Services Launches Global Avaloq Practice following Acquisition of UNAFORTIS.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOFT HOLDING, INC

Date: September 28, 2017	By:	/s/ Dmitry Loshchinin
Name: Dmitry Loshchinin
Title: Chief Executive Officer